EXHIBIT 3

VOTING AGREEMENT

This VOTING AGREEMENT (this “Agreement”), dated as of February 5, 2013, is by and among Cache, Inc., a Florida corporation (the “Corporation”), MFP Partners, L.P., a Delaware limited partnership (“MFP”) and Mill Road Capital, L.P., a Delaware limited partnership (“Mill Road”).  Each of MFP and Mill Road are referred to individually as a “Stockholder” and collectively as the “Stockholders.”

W I T N E S S E T H

WHEREAS, as of the date hereof, the Corporation is herewith entering into an Investment Agreement with each of the Stockholders and Jay Margolis (the “Investment Agreement”) pursuant to which the Corporation shall commence a rights offering (the “Rights Offering”) whereby the Corporation will distribute to each record holder of shares of common stock, par value $0.01 per share (the “Common Shares”), of the Corporation transferrable rights to subscribe for and purchase Common Shares at a price (the “Exercise Price”) of $1.65 per Common Share such that, if the Rights are exercised in full, the Corporation will issue an aggregate of 4,848,484 Common Shares (the “Offered Shares”) and will receive aggregate gross proceeds of $8,000,000 (the “Aggregate Offering Amount”); and

WHEREAS, at the Closing of the Rights Offering, each of the Stockholders has agreed to purchase a number of Common Shares equal to its pro rata portion of the Offered Shares offered in the Rights Offering and the Stockholders and Jay Margolis each have agreed to provide certain backstop commitments whereby they will each agree to purchase, at the Exercise Price, severally and not jointly, a specified portion (as specified in the Investment Agreement) of any and all of the Offered Shares that are not purchased in the Rights Offering, less the aggregate number of Pro Rata Shares (as defined in the Investment Agreement), in each case, on the terms and subject to the conditions set forth in the Investment Agreement (the “Backstop Commitment”);

WHEREAS, after giving effect to the Rights Offering and the other transactions contemplated by the Investment Agreement, each of the Stockholders will be the record and “beneficial owner” of, and entitled to dispose of (or to direct the disposition of) and to vote (or to direct the voting of), at least the number of Common Shares set forth opposite such Stockholder’s name on Appendix A of this Agreement (such Common Shares, together with all other voting securities of the Corporation and all other Common Shares acquired by such Stockholder after the date hereof and during the term of this Agreement (including, without limitation, pursuant to the Investment Agreement), being collectively referred to herein as such Stockholder’s “Subject Shares”); and

WHEREAS, in connection with their ownership of Subject Shares of the Corporation, the Stockholders desire to enter into this Agreement in order to evidence their agreement to certain matters relating to the governance of the Corporation, all in accordance with the terms and conditions set forth herein; and

WHEREAS, on the date hereof, the Chairman of the Board of Directors of the Corporation (the “Board”) has resigned from his position as Chief Executive Officer, director and Chairman of the Board; and

WHEREAS, on the date hereof, the remaining members of the Board have filled the vacancy created by such resignation by electing Jay Margolis to serve as a director on the Board, and have appointed him to be the Chief Executive Officer and Chairman of the Board, such election and appointment effective immediately following effectiveness of the foregoing resignation; and

WHEREAS, on the day prior to the date of the special meeting of the Corporation’s shareholders to consider and vote upon the issuance of the Offered Shares and the other Common Shares to be issued pursuant to the Investment Agreement (the “Shareholder Special Meeting”), or such later date as may be determined by each of MFP and Mill Road with respect to its nominee, it is contemplated and expected that two additional directors will resign from the Board and the Board will fill the resulting vacancies by electing Michael Price and one individual designated by Mill Road (in consultation with MFP) to serve as a director on the Board; and

WHEREAS, each member of the Nominating and Governance Committee of the Board has delivered herewith an irrevocable resignation with respect to such director’s service on the Nominating and Governance Committee (but for the avoidance doubt, not as a director of the Corporation), effective immediately upon the approval of the Corporation’s shareholders of the issuance of the Offered Shares and the other Common Shares to be issued pursuant to the Investment Agreement; and

WHEREAS, the Corporation desires to enter into this Agreement in order to retain and attract the most capable individuals with beneficial skills and experience to serve as directors on the Board; and

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

ARTICLE I

Covenants of the Stockholders and the Corporation

Section 1.01         Composition of Board of Directors of the Corporation.  On the day prior to the date of the Shareholder Special Meeting, it is contemplated and expected that two additional directors will be requested by the Corporation to resign from the Board in order to give effect to the intent of this Agreement and, subject to Section 1.06, the Board shall fill the vacancies created thereby by electing Michael F. Price and one individual designated by Mill Road (in consultation with MFP) to serve as directors of the Corporation; provided, however, that each of MFP and Mill Road may elect, in its sole discretion, to defer such election of its respective designee to such later date as may be specified in writing by it to the Corporation (in which case the resignation of the current director whose vacancy will be filled by such appointment shall also be deferred).  Upon such election of each of Michael F. Price and the designee of Mill Road, the Board shall take all action necessary or appropriate to affirm and adopt resolutions exempting, for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, the acquisition of Common Shares in the Rights Offering, the acquisition of any and all other Common Shares pursuant to the Investment Agreement and any other transactions contemplated thereby by such directors and their affiliates.  Subject to Section 3.02, at the 2013 annual meeting of stockholders of the Corporation, or at any adjournment, postponement, or continuation of any such meeting or at any special meeting held in lieu of such annual meeting (collectively, the “Meeting”), each Stockholder shall vote (or cause to be voted) all of the Subject Shares then held beneficially or of record by such Stockholder in favor of the election or re-election to the Board of the following persons: two directors designated by MFP (one of whom shall be designated by MFP in consultation with Mill Road and neither of whom shall be an individual who served as a director of the Corporation prior to the date hereof) and one director designated by Mill Road.  Any such vote shall be cast in accordance with such procedures relating thereto so as to ensure that it is duly counted for purposes of determining that a quorum is present and for purposes of recording the results of such vote.  The remaining directors of the Board shall be nominated by the Nominating and Governance Committee of the Board in accordance with the bylaws of the Corporation, applicable law (including and the Sarbanes-Oxley Act of 2002) and the Nasdaq Marketplace Rules and all other rules and regulations of The Nasdaq Global Select Market (“Nasdaq”) or any other applicable securities exchange on which the Common Shares are then listed, as such rules and regulations may be amended from time to time (the “Stock Exchange Rules”).  Each individual nominated and elected as a director at the Meeting shall serve until the expiration of his term or his earlier resignation, removal in accordance with Articles of Incorporation, as amended, the By-Laws, applicable law, the terms hereof, death or disability.  Each Stockholder agrees not to enter into any agreement or commitment with any Person the effect of which would be inconsistent with or violative of the provisions and agreements contained in this Section 1.01.  As used in this Agreement, “Person” (but not “person”) shall mean any individual, firm, corporation, partnership, limited liability company, trust or other entity, and shall include any successor (by merger or otherwise) of such entity.

Section 1.02         Nomination and Inclusion in Proxy Statements.  The Corporation, the Board and the Nominating and Governance Committee of the Board shall nominate and include the persons designated by each of MFP and Mill Road pursuant to this Agreement, in each case, subject to Sections 1.06 and 3.02 of this Agreement, in the slate of directors proposed, recommended and nominated for election at the Meeting by the Corporation, the Board and the Nominating and Governance Committee of the Board and will recommend and use all commercially reasonable efforts to cause the election of such persons so nominated.  Subject to Sections 1.06 and 3.02, the Corporation shall take all action necessary or appropriate to cause the individuals designated to serve as directors pursuant to Section 1.01 to be included in a timely manner in any proxy statement or other applicable announcement to the Corporation’s stockholders with respect to the Meeting, it being understood that the Corporation shall not mail any proxy statement or make any announcement or other communication to stockholders in connection with the election of directors of the Corporation at the Meeting which does not contain a recommendation of the Board (including the Nominating and Governance Committee or any other applicable committee thereof) for election of such individuals to the Board.  The Corporation agrees to use all commercially reasonable efforts in connection with the Meeting to (i) solicit proxies for such nominees for director from all holders of Common Shares (or other voting securities of the Corporation) entitled to vote thereon and (ii) cause the election of such nominees to the Board.

Section 1.03         Number of Directors.  During the term of this Agreement, the Corporation and each Stockholder agrees that the Board shall consist of exactly five members, and each Stockholder agrees not to vote, or cause to be voted, any Subject Shares held beneficially or of record by such Stockholder, in favor of any amendment to the Corporation’s Articles of Incorporation, as amended, or By-Laws that would amend the number of directors on the Board or take any other action that would otherwise result in there being more or less than five directors on the Board.

Section 1.04         Removal of Directors.  During the term of this Agreement, any member of the Board may be removed from the Board in the manner allowed by law and the Corporation’s Articles of Incorporation, as amended, and By-Laws; provided, however, that each Stockholder agrees that during the term of this Agreement, it will not, as a stockholder, vote for the removal of any director who had been designated by another Stockholder pursuant to Section 1.01 without the prior written consent of the Stockholder that had designated such director.  Notwithstanding the foregoing, during the term of this Agreement, upon the written request of any Stockholder, the other Stockholder shall vote all Subject Shares then held beneficially or of record by it for the removal of the individual designated by the requesting Stockholder, as and to the extent requested by such requesting Stockholder.

Section 1.05         Vacancy of Directors.  During the term of this Agreement, if a director is removed or resigns from office, dies, or vacates his office as a result of disability or any other reason, to the maximum extent permitted by applicable law, the Corporation’s Articles of Incorporation, as amended, or By-Laws, and subject to compliance with Stock Exchange Rules, the Stockholder that had designated such director shall have the sole right to designate a successor director, and, subject to Section 1.06, the Board shall fill the vacancy with such individual so designated.

Section 1.06         Obligations as Director or Officer; Obligations of the Corporation.  Nothing in this Agreement shall be deemed to limit or restrict any director or officer of the Corporation from acting in his capacity as such director or officer or from exercising his or her fiduciary duties and responsibilities in accordance with applicable law, it being agreed and understood that this Agreement shall apply to each Stockholder solely in its capacity as a stockholder of the Corporation and shall not apply to the actions, judgments, or decisions of any individual designated by such Stockholder to be a director of the Corporation.  Furthermore, notwithstanding any other provision of this Agreement, nothing contained herein shall require the Corporation to take any action in violation of its Articles of Incorporation, By-laws, applicable law (including the

Sarbanes-Oxley Act of 2002) or, the Stock Exchange Rules.  The provisions of this Section 1.6 shall be applicable to the other provisions of this Agreement, irrespective of whether this Section 1.06 is specifically referenced in any other provision of this Agreement.

Section 1.07         Board Committees.  Each member of the Nominating and Governance Committee of the Board has delivered herewith an irrevocable resignation with respect to such director’s service on the Nominating and Governance Committee (but, for the avoidance doubt, not as a director of the Corporation), effective immediately upon the approval of the Corporation’s shareholders of the issuance of the Offered Shares and the other Common Shares to be issued pursuant to the Investment Agreement.  Subject to Section 1.06, effective immediately upon the earliest date on which either of Michael F. Price or a designee of Mill Road is elected as a director pursuant to Section 1.01, (i) the Board shall take all action necessary or appropriate to cause each committee of the Board to be comprised of not less than two directors, (ii) to the extent permitted by applicable law and the Stock Exchange Rules, each such committee shall include one director designated by MFP and one director designated by Mill Road immediately upon each such designee’s election as a director, and (iii) to the extent that the director designated by MFP or Mill Road is not permitted under the Stock Exchange Rules or applicable laws to serve in the foregoing roles, or if such individual chooses not to serve on a particular committee of the Board, then the Corporation and the Board shall take all necessary action to permit at least one director designated by each of MFP and Mill Road to attend each meeting of such committee as a non-voting observer, in each case to the extent permitted by such laws and Stock Exchange Rules, and such observer shall be provided with such notice of the meeting and information regarding the meeting as is provided to members of such committee.

Section 1.08         Observers.  From the date hereof through the consummation of the Rights Offering and the other transactions contemplated by the Investment Agreement, subject to Section 1.06, the Corporation and the Board shall take all necessary action to permit at least one individual designated by each of MFP and Mill Road to attend each meeting of the Board and any committee of the Board as a non-voting observer, in each case to the extent permitted by applicable law and Stock Exchange Rules, and such observer shall be provided with such notice of the meeting and information regarding the meeting as is provided to members of the Board or such committee.

Section 1.09         Indemnification Agreement.  Prior to the appointment or election of Michael Price and any other individual designated by MFP or Mill Road to the Board pursuant to this Agreement, the Corporation shall take all action necessary to authorize, execute and deliver an Indemnification Agreement, in the form attached as Exhibit A hereto, with each such individual appointed or elected to serve as a director of the Corporation.

ARTICLE II

Representations and Warranties

Section 2.01         Each Stockholder hereby represents and warrants to the other Stockholder and the Corporation as follows:

(a)        Due Authorization.  Such Stockholder has the requisite capacity to enter into this Agreement and to perform its obligations hereunder.  This Agreement has been duly authorized, executed and delivered by such Stockholder and constitutes a valid and binding obligation of such Stockholder enforceable against such Stockholder in accordance with its terms subject to (i) bankruptcy, insolvency, moratorium and other similar laws now or hereafter in effect relating to or affecting creditors’ rights generally, and (ii) general principles of equity (regardless of whether considered in a proceeding at law or in equity).

(b)        No Conflicts.  (i) No authorization, consent, licensing or approval of, or any filing, notification, registration or recording with, any domestic or foreign government or political subdivision thereof, whether on a Federal, state or local level and whether executive, legislative or judicial in nature, including any agency, authority, board, bureau, commission, court, department or other instrumentality thereof (a “Governmental Authority”) or any other Person is required for the execution and delivery of this Agreement by such Stockholder or the performance by such Stockholder of its obligations hereunder (other than the filing of a Schedule 13D with the SEC) and (ii) neither the execution and delivery of this Agreement by such Stockholder nor the performance by such Stockholder of its obligations hereunder shall (A) result in, or give rise to, a violation or breach of or a default under (with or without notice or lapse of time, or both) any of the terms of such Stockholder’s organizational documents or any other material contract, understanding, agreement or other instrument or obligation to which such Stockholder is a party or by which such Stockholder or any of its Subject Shares is bound, (B) violate any order, writ, injunction, decree, judgment, statute, rule or regulation applicable to such Stockholder or its Subject Shares, or (C) violate any law, rule or regulation applicable to such Stockholder or its Subject Shares.

(c)        Subject Shares.  As of the date hereof, such Stockholder is the record and beneficial owner of its Subject Shares and has the sole power to vote (or cause to be voted) and dispose of such Subject Shares (except as disclosed in any Schedule 13D or 13G filed by such Stockholder with the SEC prior to the date hereof).  Such Stockholder has good and valid title to its Subject Shares, free and clear of any and all restrictions of any nature or kind whatsoever, other than those created by this Agreement and by applicable law.

Section 2.02         The Corporation hereby represents and warrants to each Stockholder as follows:

(a)        Due Authorization.  The Corporation has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder.  The Corporation is duly organized and validly existing under the laws of the State of Florida.  This Agreement has been duly authorized, executed and delivered by the Corporation and constitutes a valid and binding obligation of the Corporation enforceable against the Corporation in accordance with its terms subject to (i) bankruptcy, insolvency, moratorium and other similar laws now or hereafter in effect relating to or affecting creditors’ rights generally, and (ii) general principles of equity (regardless of whether considered in a proceeding at law or in equity).

(b)       No Conflicts.  (i) No authorization, consent, licensing or approval of, or any filing, notification, registration or recording with, any Governmental Authority or any other Person is required for the execution and delivery of this Agreement by the Corporation or the performance by the Corporation of its obligations hereunder (other than the filing of a Form 8-K and a copy of this Agreement with the SEC) and (ii) neither the execution and delivery of this Agreement by the Corporation nor the performance by the Corporation of its obligations hereunder shall (A) result in, or give rise to, a violation or breach of or a default under (with or without notice or lapse of time, or both) any of the terms of the Corporation’s organizational documents or any other material contract, understanding, agreement or other instrument or obligation to which the Corporation is a party or by which the Corporation is bound, (B) violate any order, writ, injunction, decree, judgment, statute, rule or regulation applicable to the Corporation, or (C) violate any law, rule or regulation applicable to the Common Shares.

ARTICLE III

Miscellaneous

Section 3.01         No Transfer Restrictions.  Each Stockholder acknowledges and agrees that no restrictions of any kind on the transfer, sale, conveyance, exchange, assignment or disposition, whether directly or indirectly, through one or more transactions (a “Transfer”) shall be imposed on any Subject Shares by virtue of this Agreement and that each Stockholder may freely Transfer any or all of its Subject Shares to any Person to the extent permitted by applicable law and not prohibited by any other agreement to which such Stockholder or such Subject Shares are subject.  If any Stockholder Transfers any or all of its Subject Shares, such Subject Shares will be automatically Transferred free and clear of this Agreement and any and all rights or obligations set forth herein, provided that if any Stockholder Transfers less than all of its Subject Shares, such Stockholder shall remain a party to, and subject to, this Agreement with respect to the remaining Subject Shares held by such Stockholder.

Section 3.02         Term.  This Agreement shall automatically terminate immediately after the Meeting or may be earlier terminated by the written agreement of each of the Stockholders (with written notice promptly delivered by each of the Stockholders to the Corporation of any such earlier termination on the date thereof).  No party hereto shall be relieved from any liability for intentional breach of this Agreement by reason of any such termination.  In the event that any Stockholder Transfers all or a portion of its Subject Shares such that it shall hold (i) less than 300,000 Subject Shares at any time prior to the consummation of the Rights Offering and the other transactions contemplated by the Investment Agreement, or (ii) less than 750,000 Subject Shares following the consummation of the Rights Offering and the other transactions contemplated by the Investment Agreement, then this Agreement shall automatically terminate with respect to such Stockholder and such Stockholder shall thereafter cease to have any rights hereunder.  Notwithstanding the foregoing, this Section 3.02 and Section 3.07, Section 3.08 and Section 3.09 of this Agreement shall survive the termination of this Agreement.

Section 3.03         Specific Performance.  Each party hereto acknowledges that money damages would be both incalculable and an insufficient remedy for any breach of this Agreement by such party and that any such breach would cause the other parties hereto irreparable harm.  Accordingly, each party hereto also agrees that, in the event of any breach or threatened breach of the provisions of this Agreement by such party, the other parties hereto shall be entitled to equitable relief without the requirement of posting a bond or other security, including in the form of injunctions and orders for specific performance.

Section 3.04         Headings.  The headings in this Agreement are for convenience of reference only and shall not control or affect the meaning or construction of any provisions hereof.

Section 3.05         Entire Agreement.  This Agreement constitutes the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein, and there are no restrictions, promises, representations, warranties, covenants, conditions or undertakings with respect to the subject matter hereof, other than those expressly set forth or referred to herein.  This Agreement supersedes all prior agreements and understandings between the parties hereto with respect to the subject matter hereof.

Section 3.06         Notices.  All notices and other communications required or permitted to be given hereunder shall be in writing and shall be (i) delivered by hand or by electronic or facsimile transmission, (ii) delivered by a nationally recognized commercial overnight delivery service, or (iii) mailed postage prepaid by first-class mail to any Stockholder (and any other Person designated by such Stockholder) at the address set forth below such Stockholder’s name on Appendix A of this Agreement and to the Corporation at the following address:

If to the Corporation, to:	Cache, Inc.
1440 Broadway
New York, New York 10018
Attention: Chief Executive Officer
Fax: (212) 944-2842

with a copy (which shall not constitute notice) to:

Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
Attention: Michael R. Littenberg
Fax: (212) 593-5955
Email: michael.littenberg@srz.com

Such notices shall be effective:  (i) in the case of hand deliveries and electronic and facsimile transmissions, when received; (ii) in the case of an overnight delivery service, on the next business day after being placed in the possession of such delivery service, with delivery charges prepaid; and (iii) in the case of mail, seven (7) days after deposit in the postal system, first-class mail, postage prepaid.  Any party may change its address and facsimile number by written notice to the other parties given in accordance with this Section 3.06.

Section 3.07          Applicable Law.  The substantive laws of the State of New York shall govern the interpretation, validity and performance of the terms of this Agreement, regardless of the law that might be applied under applicable principles of conflicts of laws; provided however that, to the extent that the internal affairs doctrine applicable to Florida corporations requires the application of the Florida Business Corporation Act then, the Florida Business Corporation Act shall apply only to the extent so required.

Section 3.08          Jurisdiction; Venue.  The parties to this Agreement each irrevocably and unconditionally (i) agree that any suit, action, or legal proceeding arising out of or relating to this Agreement shall be brought in any New York federal court sitting in the Borough of Manhattan of The City of New York or, if such federal court lacks jurisdiction, in any New York state court sitting in the Borough of Manhattan of The City of New York; (ii) consents to the jurisdiction of each such court in any such suit, action, or proceeding; (iii) waives any objection which such party may have to the laying of venue of any such suit, action, or proceeding in any of such courts; and (iv) agrees that service of any court papers may be effected on such party by mail, by notice as provided in this Agreement, or in such other manner as may be provided under applicable laws or court rules in such courts.

Section 3.09         Waiver of Jury Trial.   EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY

HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 3.09.

Section 3.10         Severability.  The invalidity, illegality, or unenforceability of one or more of the provisions of this Agreement in any jurisdiction shall not affect the validity, legality, or enforceability of the remainder of this Agreement in such jurisdiction or the validity, legality or enforceability of this Agreement, including, without limitation, any such provision in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

Section 3.11         Successors; Assigns; No Third-Party Beneficiaries.  Neither this Agreement nor any of the rights, benefits or obligations hereunder may be assigned by any of the parties hereto (whether by operation of law or otherwise except to affiliates) without the prior written consent of all of the other parties.  Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and assignees.  Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Stockholders and their respective successors and assignees to the extent contemplated by this Section 3.11) any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, and no Person (other than as so specified) shall be deemed a third party beneficiary under or by reason of this Agreement.

Section 3.12         Amendments.  This Agreement may not be amended, modified, or supplemented unless such modification is in writing and is signed by the Corporation and each of the Stockholders party hereto.

Section 3.13         Waiver.  Any waiver (express or implied) of any default or breach of this Agreement shall not constitute a waiver of any other or subsequent default or breach.

Section 3.14         Counterparts.  This Agreement may be executed in two or more counterparts (including by facsimile), each of which shall be deemed an original but all of which shall constitute one and the same Agreement.

Section 3.15         Further Assurances.  In connection with this Agreement and the transactions contemplated hereby, each of the parties hereto shall execute and deliver any additional documents and instruments and perform any additional acts that the Stockholders determine to be necessary or appropriate to effectuate and perform the provisions of this Agreement and those transactions.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned hereby agree to be bound by the terms and provisions of this Voting Agreement as of the date first above written.

CACHE, INC.

By:	/s/ Margaret Feeney
Name:	Margaret Feeney
Title:	Executive Vice President/Chief Financial Officer

MFP PARTNERS, L.P.
By:	MFP Investors LLC,
its General Partner

By:	/s/ Timothy E. Ladin
Name:	Timothy E. Ladin
Title:	General Counsel

MILL ROAD CAPITAL, L.P.
By:	Mill Road Capital GP LLC,
its General Partner

By:	/s/ Charles Goldman
Name:	Charles Goldman
Title:	Managing Director

Appendix A
CACHE, INC.

Stockholder	Common Shares

MFP Partners, L.P. c/o MFP Investors LLC 667 Madison Avenue, 25th Floor New York, NY 10065 with a copy which shall not constitute notice to: Skadden, Arps, Slate, Meagher & Flom LLP One Rodney Square Wilmington, DE 19801 Attn: Allison Land Email: Allison.Land@skadden.com	3,027,951
Mill Road Capital, L.P. 382 Greenwich Avenue Suite One Greenwich, CT 06830 with a copy which shall not constitute notice to: Foley Hoag LLP 155 Seaport Blvd. Boston, MA 02210 Attn: Peter M. Rosenblum Email: PMR@foleyhoag.com	2,536,893